April 22, 2022

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File Nos. 333-262101; 811- 23774

Ladies and Gentlemen:

On behalf of Cantor Select Portfolios Trust (the "Trust"), we hereby electronically file pre-effective amendment 2 to its Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed for the purpose of responding to comments from the staff on Pre-Effective Amendment No. 1 to the Registration Statement of the Trust and other minor and conforming changes. The Trust will be requesting that the staff accelerate the effective date of the Amendment to April 26, 2022, or the earliest practicable date thereafter.

If you have any questions concerning this filing, please contact Tanya Boyle at 214-665-3685.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685